Exhibit 99.2
FOR IMMEDIATE RELEASE:  September 18, 2002

CONTACT: Thomas Gardner
                  Chairman and Treasurer
                  Access Solutions International, Inc.
                  401-854-0520

         NORTH KINGSTOWN, RI - - Access Solutions International,  Inc. (OTC EBB:
ASIC), announced today that is has sold its remaining hardware and software maintenance contracts to Computer Upgrade Corporation, a full service integrator specializing in proven turn-key cross platform storage solutions for consideration of one-half of the gross margin on the contracts from July 1, 2002 through July 1, 2004.

         The company also announced that its Board of Directors has unanimously approved a plan of complete liquidation and dissolution of the company, subject to stockholder approval. The company plans to sell its remaining assets, including inventory, property and equipment and intellectual property, discharge its liabilities and distribute the net proceeds to stockholders.

         The announcement came after a lengthy effort to find a potential buyer for the entire company. During the period leading up to the announcement, the company worked to maximize business efficiencies and eliminate as many operating expenses as was prudent to conserve cash, service existing customers and to provide more time to examine all options. In the end, however, no party was prepared to provide capital or acquire the company. The Board of Directors also considered whether to continue maintaining operations, but determined that the lack of sales, the lack of personnel remaining at the company, the lack of demand for its product and the downturn in the company's market, would only cause an erosion of the company's cash and asset value, thus reducing stockholder value without any assurance of a future recovery. In addition, the company's stock is trading below the anticipated cash liquidation value of the shares. In light of these factors, the Board of Directors determined that liquidation and dissolution of the company was the best way to maximize stockholder value.

         If the company's stockholders approve the plan of liquidation and dissolution, the company will file a Certificate of Dissolution promptly after the stockholder vote, and stockholders will then be entitled to share in the liquidation proceeds based upon their proportionate ownership at that time. Holders of the company's options and warrants will need to exercise those options and warrants prior to the date the Certificate of Dissolution is filed in order to share in the liquidation proceeds. Under Delaware law, the company will remain in existence as a non-operating entity for three years from the date the company files a Certificate of Dissolution in Delaware, and will maintain a certain level of reserves to cover any remaining liabilities and pay operating costs during the dissolution period. During the dissolution period, the company will attempt to convert its remaining assets to cash and settle its liabilities as expeditiously as possible.

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         Assuming  stockholder  approval  of the Plan,  the  Board of  Directors currently anticipates that an initial distribution of liquidation proceeds will be made to stockholders within 75 days after the stockholders' meeting. A portion of the company's assets will be held in a contingency reserve, and the Board of Directors anticipates that stockholders could periodically receive additional distributions subsequent to the initial distribution.

NOTE: Any statements released by Access Solutions International, Inc. that are forward looking are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include statements about the business outlook and estimates of liquidation proceeds. Forward-looking statements involve risks and uncertainties, which may affect the amount shareholders may receive upon liquidation. These include the ability of the company to find qualified buyers for its remaining assets at prices necessary to generate cash to satisfy its current and future obligations and the ability of the company to terminate its existing contractual obligations. Access Solutions does not undertake any obligations to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events. Further information regarding these and other risks is included in the company's filings with the Securities and Exchange Commission.

                                       ###


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                                   SIGNATURES

We, Robert H. Stone and Thomas E. Gardner, certify that:

1. We have reviewed this quarterly report on Form 10-Q of Access Solutions International, Inc.

2. Based on our knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on our knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and we are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - 14 and 15d - 14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and we have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial date and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
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6.       The  registrant's  other  certifying  officers and we have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation,
         including   any   corrective   actions   with  regard  to   significant
         deficiencies and material weaknesses.


                                /s/ Robert H. Stone
                                -----------------------------------------
                                    Robert H. Stone
                                    President and Chief Executive Officer



                                /s/ Thomas E. Gardner
                                -----------------------------------------
                                    Thomas E. Gardner
                                    Chief Financial Officer and Treasurer

                                Date __________________